Exhibit 99.3

CLIFFORD CHANCE STUDIO LEGALE IN ASSOCIAZIONE CON CLIFFORD CHANCE

AMENDMENT AGREEMENT

DATED 24 JULY 2019

BETWEEN

INTERNATIONAL GAME TECHNOLOGY PLC

AS OBLIGOR’S AGENT

AND

THE ROYAL BANK OF SCOTLAND PLC

AS AGENT

RELATING TO A SENIOR FACILITIES AGREEMENT DATED

4 NOVEMBER 2014

i

THIS AMENDMENT AGREEMENT (this “Amendment Agreement”) is dated 24 July 2019 and made between:

(1)                                 INTERNATIONAL GAME TECHNOLOGY PLC, as Obligor’s Agent (the “Parent”); and

(2)                                 THE ROYAL BANK OF SCOTLAND PLC, as agent of the other Finance Parties (the “Agent”).

IT IS AGREED as follows:

1.                                      DEFINITIONS AND INTERPRETATION

1.1                               Definitions

In this Amendment Agreement:

“Amended Agreement” means the Original Senior Facilities Agreement, as amended by this Amendment Agreement.

“Confirmation Letter” means, as applicable, a guarantee or security confirmation letter substantially in the form set out in Schedule 4 (Form of Confirmation Letter).

“Effective Date” means the date of the notification by the Agent under Clause 2 (Conditions precedent).

“Original Senior Facilities Agreement” means the Senior Facilities Agreement dated 4 November 2014, as amended 2 April 2015, 28 October 2015, 26 July 2016, 31 July 2017 and 17 December 2018, for the US$1,200,000,000 and €725,000,000 multicurrency revolving credit facilities among International Game Technology PLC (as successor-by-merger with GTECH S.p.A.), as the Parent and a Borrower; IGT Global Solutions Corporation (formerly known as GTECH Corporation), as a Borrower; J.P. Morgan Limited and Mediobanca - Banca di Credito Finanziario S.p.A., as the Global Coordinators, Bookrunners and Mandated Lead Arrangers; the entities listed in Part III of Schedule 1 thereto, as the Bookrunners and Mandated Lead Arrangers, the entities listed in Part IV of Schedule 1 thereto, as the Mandated Lead Arrangers; the entities listed in Part V of Schedule 1 thereto, as the Arrangers; the financial institutions listed in Part IIA of Schedule 1 thereto, as the Original Lenders; The Royal Bank of Scotland plc (formerly known as Adam & Company PLC, as successor to The Royal Bank of Scotland plc), as the Agent; The Royal Bank of Scotland plc (formerly known as Adam & Company PLC, as successor to The Royal Bank of Scotland plc), as the Issuing Agent; KeyBank National Association, as the Swingline Agent; and the financial institutions listed in Part IIB of Schedule 1 thereto, as the Original US Dollar Swingline Lenders.

“Party” means a party to this Amendment Agreement.

1.2                               Incorporation of defined terms

1.2.1                     Unless a contrary indication appears, terms defined in the Original Senior Facilities Agreement have the same meaning in this Amendment Agreement.

1.2.2                     The principles of construction set out in the Original Senior Facilities Agreement shall have effect as if set out in this Amendment Agreement.

1.3                               Third Party Rights

A person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Amendment Agreement.

1.4                               Designation

In accordance with the Original Senior Facilities Agreement, the Parent and the Agent designate this Amendment Agreement as a Finance Document.

2.                                      CONDITIONS PRECEDENT

The provisions of Clause 5 (Amendment) shall be effective only if the Agent has received all the documents and other evidence listed in Schedule 1 (Conditions precedent) in form and substance satisfactory to the Agent. The Agent shall notify the Parent and the Lenders promptly upon being so satisfied.

3.                                      UNDERTAKINGS

The Parent undertakes to execute an Italian law security confirmation and extension agreement with respect to the Security Document dated 7 April 2015 governed by the laws of Italy pursuant to which the Parent granted a pledge with respect to the quotas of the Italian Holdco in favour of the secured parties listed therein on or before the date which is twenty (20) days following the Effective Date (or such later date which the Parent and the Agent may in good faith agree).

4.                                      REPRESENTATIONS

The Parent makes the Repeating Representations by reference to the facts and circumstances then existing:

(a)                                 on the date of this Amendment Agreement; and

(b)                                 on the Effective Date,

but as if references in Clause 25 (Representations) of the Original Senior Facilities Agreement to “the Finance Documents” were instead to this Amendment Agreement and, on the Effective Date, to the Amended Agreement.

5.                                      AMENDMENT

5.1                               Amendment

With effect from the Effective Date, the Original Senior Facilities Agreement shall be amended as set out in Schedule 2 (Amendments to Original Senior Facilities Agreement).

5.2                               Revolving Facilities Commitments

With effect from the Effective Date, the Revolving Facilities Commitments of each Lender shall be as set out in Schedule 3 (Lenders and Revolving Facilities Commitments at the Effective Date).

5.3                               Continuing Obligations

The provisions of the Original Senior Facilities Agreement and the other Finance Documents (including the guarantee and indemnity of each Guarantor) shall, save as amended by this Amendment Agreement, continue in full force and effect and all references in the Amended Agreement to “this Agreement” shall be deemed to be references to the Original Senior Facilities Agreement, as amended by this Amendment Agreement.

6.                                      TRANSACTION EXPENSES

The Parent shall on or before the date which is ten (10) Business Days following receipt of demand reimburse the Agent for the amount of all costs and expenses (including legal costs and fees) reasonably incurred by the Agent in connection with the negotiation, preparation, printing and execution of this Amendment Agreement and any other documents referred to in this Amendment Agreement.

7.                                      CONFIRMATION

The Parent hereby confirms that it is executing this Amendment Agreement as the Obligor’s Agent and that it is authorised by each other Obligor to do so.

8.                                      MISCELLANEOUS

8.1                               Incorporation of Terms

The provisions of Clause 37 (Notices) and Clause 47 (Enforcement) of the Original Senior Facilities Agreement shall be incorporated into this Amendment Agreement as if set out in full in this Amendment Agreement and as if references in those clauses to “this Agreement” are references to this Amendment Agreement.

8.2                               Counterparts

This Amendment Agreement may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Amendment Agreement.

9.                                      GOVERNING LAW

This Amendment Agreement and any non-contractual obligations arising out of or in connection with it are governed by English law.

This Amendment Agreement has been entered into on the date stated at the beginning of this Amendment Agreement.

SCHEDULE 1
CONDITIONS PRECEDENT

1.                                      Obligor Documents

(a)                                 A copy of the constitutional documents of the Parent or a certificate of an authorised signatory of the Parent certifying that the constitutional documents previously delivered to the Agent for the purposes of the Original Senior Facilities Agreement have not been amended and remain in full force and effect.

(b)                                 A copy of a resolution of the board of directors of the Parent approving the terms of, and the transactions contemplated by, this Amendment Agreement and resolving that it execute this Amendment Agreement or a certificate of the Parent confirming that the existing resolution of the board of directors previously delivered to the Agent for the purposes of the Original Senior Facilities Agreement is sufficient to authorise the amendments contemplated by this Amendment Agreement.

(c)                                  A Confirmation Letter duly executed by the Parent as Obligor’s Agent and each of the following members of the Group (each being a Guarantor and/or a provider of Security):

Member of the Group	Jurisdiction of Formation
1. International Game Technology PLC	England and Wales
2. International Game Technology	Nevada, USA
3. IGT	Nevada, USA
4. IGT Global Solutions Corporation	Delaware, USA
5. IGT Foreign Holdings Corporation	Delaware, USA
6. IGT Canada Solutions ULC	Nova Scotia, Canada
7. IGT Germany Gaming GmbH	Germany
8. Lottomatica Holding S.r.l.	Italy

2.                                      Legal Opinions

(a)                                 A legal opinion of Studio Legale Associato, in associazione con Clifford Chance, legal advisers to the Parent as to English law as to due incorporation and capacities, powers and authority to enter into this Agreement.

(b)                                 A legal opinion of Simmons & Simmons Studio Legale Associato, legal advisers to the Agent and the Finance Parties as to English law as to legal, valid, binding and enforceable obligations.

3.                                      New Finance Documents

This Amendment Agreement duly executed by all parties to it.

4.                                      Other Documents and Evidence

Evidence that the fees, costs and expenses then due from the Parent in connection with this Amendment Agreement have been or will be paid on or before the date which is five (5) Business Days following the Effective Date.

SCHEDULE 2
AMENDMENTS TO ORIGINAL SENIOR FACILITIES AGREEMENT

1.                                      In Clause 1.1 (Definitions), the definition of “Final Maturity Date” shall be deleted in its entirety and replaced with the following:

“Final Maturity Date” means, in relation to each Facility, 31 July 2024.

2.                                      In Clause 1.1 (Definitions), the definition of Permitted Restricted Payment shall be deleted in its entirety and replaced with the following:

“Permitted Restricted Payment” means any of the following:

(a)                                 a Permitted Transaction;

(b)                                 subject to the proviso below, for each Financial Year, Restricted Payments in an aggregate amount up to:

(i)                                     US$400,000,000 for each Financial Year if the Public Debt Ratings are equal to or higher than BB+ and Ba1; provided that if at any time after the date hereof three Public Debt Ratings have been issued, this subparagraph (i) shall be interpreted to mean at least two of the three Public Debt Ratings issued by the Rating Agencies being equal to or higher than BB+ or Ba1 as applicable; and

(ii)                                  US$300,000,000 for each Financial Year if any Public Debt Rating is lower than BB+ or Ba1 or any Public Debt Rating is withdrawn; provided that if at any time after the date hereof three Public Debt Ratings have been issued, this subparagraph (ii) shall be interpreted to mean two of the three Public Debt Ratings issued by the Rating Agencies being lower than BB+ or Ba1 as applicable,

(c)                                  for the period starting on 1 January 2016 and ending on the Final Maturity Date and for so long as the Public Debt Ratings are equal to or higher than BB+ and Ba1 (in addition to amounts permitted under paragraphs (a) and (b) above), Share Buy Backs in an aggregate amount up to US$150,000,000; provided that if at any time after the date hereof three Public Debt Ratings have been issued, this paragraph (e) shall be interpreted to mean at least two of the three Public Debt Ratings issued by the Rating Agencies being equal to or higher than BB+ or Ba1 as applicable;

(d)                                 any Shareholder Payments in the ordinary course of business and on market terms in an aggregate amount up to US$3,000,000 in any Financial Year; and

(e)                                  any Restricted Payments made in connection with share capital of the Parent owned by management of the Group as part of an employee compensation plan, including stock-based compensation and management incentive plans.

3.                                      In Clause 1.1 (Definitions), paragraph (o) of the definition of Permitted Security shall be deleted in its entirety and replaced with the following:

(o)                                 any Security not permitted by Clause 28.7 (Negative Pledge) securing Financial Indebtedness incurred in the ordinary course of business of the Group which in aggregate does not at any time exceed US$125,000,000 (or its equivalent in other currencies), (1) with the amount of Financial Indebtedness calculated for the purposes of this paragraph (o) being the outstanding principal amount of the Financial Indebtedness from time to time and (2) if the Financial Indebtedness is incurred by a person which is not a member of the Group and secured by Security over the equity interests in such person granted by one or more members of the Group, then the amount of Financial Indebtedness calculated for the purposes of this paragraph (o) shall equal the product of the outstanding principal amount of such Financial Indebtedness from time to time and the aggregate percentage of equity interests owned by all members of the Group in such person.

4.                                      Clause 27.2 (Financial condition) shall be deleted in its entirety and replaced with the following:

27.2        Financial condition

The Parent shall ensure that:

(a)                                 EBITDA to Total Net Interest Costs:  The ratio of EBITDA to Total Net Interest Costs at each Calculation Date shall not be less than the ratio set out next to the relevant Calculation Date in the table below:

EBITDA to Total Net Interest Costs	2014	2015	2016	2017	2018	2019
31 March	—	2.75:1.00	2.75:1.00	3.00:1.00	3.00:1.00	3.00:1.00
30 June	—	2.75:1.00	2.75:1.00	3.00:1.00	3.00:1.00	3.00:1.00
30 September	—	2.75:1.00	2.75:1.00	3.00:1.00	3.00:1.00	3.00:1.00
31 December	2.75:100	2.75:1.00	3.00:1.00	3.00:1.00	3.00:1.00	3.00:1.00

EBITDA to Total Net Interest Costs	2020	2021	2022	2023	2024
31 March	3.00:1.00	3.00:1.00	3.00:1.00	3.00:1.00	3.00:1.00
30 June	3.00:1.00	3.00:1.00	3.00:1.00	3.00:1.00	3.00:1.00
30 September	3.00:1.00	3.00:1.00	3.00:1.00	3.00:1.00	—
31 December	3.00:1.00	3.00:1.00	3.00:1.00	3.00:1.00	—

(b)                                 Total Net Debt to EBITDA:  The ratio of Total Net Debt to EBITDA at each Calculation Date shall not be greater than the ratio set out next to the relevant Calculation Date in the table below:

Total Net Debt to EBITDA	2014	2015	2016	2017	2018	2019
31 March	—	5.50:1.00	5.50:1.00	5.25:1.00	5.25:1.00	5.25:1.00
30 June	—	5.50:1.00	5.50:1.00	5.25:1.00	5.25:1.00	5.25:1.00
30 September	—	5.50:1.00	5.25:1.00	5.25:1.00	5.25:1.00	5.25:1.00
31 December	5.50:1.00	5.50:1.00	5.25:1.00	5.25:1.00	5.25:1.00	5.00:1.00

Total Net Debt to EBITDA	2020	2021	2022	2023	2024
31 March	4.75:1.00	4.50:1.00	4.25:1.00	4.25:1.00	4.25:1.00
30 June	4.75:1.00	4.50:1.00	4.25:1.00	4.25:1.00	4.25:1.00
30 September	4.75:1.00	4.50:1.00	4.25:1.00	4.25:1.00	—
31 December	4.75:1.00	4.50:1.00	4.25:1.00	4.25:1.00	—

5.                                      The following clause shall be inserted after Clause 42.7 (Release of Security on Permitted Disposal and Investment Grade Rating):

42.8        Replacement of Screen Rate

(a)                                 Subject to paragraph (b) of Clause 42.2 (Exceptions), if a Screen Rate Replacement Event has occurred in relation to any Screen Rate for a currency which can be selected for a Loan, any amendment or waiver which relates to:

(i)                                     providing for the use of a Replacement Benchmark in relation to that currency in place of that Screen Rate; and

(ii)

(A)                               aligning any provision of any Finance Document to the use of that Replacement Benchmark;

(B)                               enabling that Replacement Benchmark to be used for the calculation of interest under this Agreement (including, without limitation, any consequential changes required to enable that Replacement Benchmark to be used for the purposes of this Agreement);

(C)                               implementing market conventions applicable to that Replacement Benchmark;

(D)                               providing for appropriate fallback (and market disruption) provisions for that Replacement Benchmark; or

(E)                                adjusting the pricing to reduce or eliminate, to the extent reasonably practicable, any transfer of economic value from one Party to another as a result of the application of that Replacement Benchmark (and if any adjustment or method for calculating any adjustment has been formally designated, nominated or recommended by the Relevant Nominating Body, the adjustment shall be determined on the basis of that designation, nomination or recommendation), may be made with the consent of the Agent (acting on the instructions of the Majority Lenders) and the Parent.

(b)                                 If any Lender fails to respond to a request for an amendment or waiver described in paragraph (a) within twenty (20) Business Days (or such longer time period in relation to any request which the Parent and the Agent may agree) of that request being made:

(i)                                     its Commitment(s) shall not be included for the purpose of calculating the Total Commitments under the Facility when ascertaining whether any relevant percentage of Total Commitments has been obtained to approve that request; and

(ii)                                  its status as a Lender shall be disregarded for the purpose of ascertaining whether the agreement of any specified group of Lenders has been obtained to approve that request.

In this Clause 42.8:

“Relevant Nominating Body” means any applicable central bank, regulator or other supervisory authority or a group of them, or any working group or committee sponsored or chaired by, or constituted at the request of, any of them or the Financial Stability Board.

“Replacement Benchmark” means a benchmark rate which is:

(a)                                 formally designated, nominated or recommended as the replacement for a Screen Rate by:

(i)                                     the administrator of that Screen Rate (provided that the market or economic reality that such benchmark rate measures is the same as that measured by that Screen Rate); or

(ii)                                  any Relevant Nominating Body,

and if replacements have, at the relevant time, been formally designated, nominated or recommended under both subparagraphs, the “Replacement Benchmark” will be the replacement under subparagraph (ii);

(b)                                 in the opinion of the Majority Lenders and the Parent, generally accepted in the international or any relevant domestic syndicated loan markets as the appropriate successor to a Screen Rate; or

(c)                                  in the opinion of the Majority Lenders and the Parent, an appropriate successor to a Screen Rate.

“Screen Rate Replacement Event” means, in relation to a Screen Rate:

(a)                                 the methodology, formula or other means of determining that Screen Rate has, in the opinion of the Majority Lenders and the Parent materially changed;

(b)

(i)

(A)                               the administrator of that Screen Rate or its supervisor publicly announces that such administrator is insolvent; or

(B)                               information is published in any order, decree, notice, petition or filing, however described, of or filed with a court, tribunal, exchange, regulatory authority or similar administrative, regulatory or judicial body which reasonably confirms that the administrator of that Screen Rate is insolvent, provided that, in each case, at that time, there is no successor administrator to continue to provide that Screen Rate;

(ii)                                  the administrator of that Screen Rate publicly announces that it has ceased or will cease, to provide that Screen Rate permanently or indefinitely and, at that time, there is no successor administrator to continue to provide that Screen Rate;

(iii)                               the supervisor of the administrator of that Screen Rate publicly announces that such Screen Rate has been or will be permanently or indefinitely discontinued; or

(iv)                              the administrator of that Screen Rate or its supervisor announces that that Screen Rate may no longer be used; or

(c)                                  the administrator of that Screen Rate determines that that Screen Rate should be calculated in accordance with its reduced submissions or other contingency or fallback policies or arrangements and either:

(i)                                     the circumstance(s) or event(s) leading to such determination are not (in the opinion of the Majority Lenders and the Parent) temporary; or

(ii)                                  that Screen Rate is calculated in accordance with any such policy or arrangement for at least three (3) calendar months; or

(d)                                 in the opinion of the Majority Lenders and the Parent, that Screen Rate is otherwise no longer appropriate for the purposes of calculating interest under this Agreement.

6.                                      The following clause shall be inserted after Clause 47 (Enforcement):

48.          CONTRACTUAL RECOGNITION OF BAIL-IN

Notwithstanding any other term of any Finance Document or any other agreement, arrangement or understanding between the Parties, each Party acknowledges and accepts that any liability of any Party to any other Party under or in connection with the Finance Documents may be subject to Bail-In Action by the relevant Resolution Authority and acknowledges and accepts to be bound by the effect of:

(a)                                 any Bail-In Action in relation to any such liability, including (without limitation):

(i)                                     a reduction, in full or in part, in the principal amount, or outstanding amount due (including any accrued but unpaid interest) in respect of any such liability;

(ii)                                  a conversion of all, or part of, any such liability into shares or other instruments of ownership that may be issued to, or conferred on, it; and

(iii)                               a cancellation of any such liability; and

(b)                                 a variation of any term of any Finance Document to the extent necessary to give effect to any Bail-In Action in relation to any such liability.

In this Clause 48:

“Article 55 BRRD” means Article 55 of Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms.

“Bail-In Action” means the exercise of any Write-down and Conversion Powers.

“Bail-In Legislation” means:

(a)                                 in relation to an EEA Member Country which has implemented, or which at any time implements, Article 55 BRRD, the relevant implementing law or regulation as described in the EU Bail-In Legislation Schedule from time to time; and

(b)                                 in relation to any state other than such an EEA Member Country or (to the extent that the United Kingdom is not such an EEA Member Country) the United Kingdom, any analogous law or regulation from time to time which requires contractual recognition of any Write-down and Conversion Powers contained in that law or regulation.

“EEA Member Country” means any member state of the European Union, Iceland, Liechtenstein and Norway.

“EU Bail-In Legislation Schedule” means the document described as such and published by the Loan Market Association (or any successor person) from time to time.

“Resolution Authority” means any body which has authority to exercise any Write-down and Conversion Powers.

“UK Bail-In Legislation” means (to the extent that the United Kingdom is not an EEA Member Country which has implemented, or implements, Article 55 BRRD) Part I of the United Kingdom Banking Act 2009 and any other law or regulation applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (otherwise than through liquidation, administration or other insolvency proceedings).

“Write-down and Conversion Powers” means:

(a)                                 in relation to any Bail-In Legislation described in the EU Bail-In Legislation Schedule from time to time, the powers described as such in relation to that Bail-In Legislation in the EU Bail-In Legislation Schedule;

(b)                                 in relation to any other applicable Bail-In Legislation:

(i)                                     any powers under that Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers; and

(ii)                                  any similar or analogous powers under that Bail-In Legislation; and

(c)                                  in relation to any UK Bail-In Legislation:

(i)                                     any powers under that UK Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that UK Bail-In Legislation that are related to or ancillary to any of those powers; and

(ii)                                  any similar or analogous powers under that UK Bail-In Legislation.

7.                                      The following clause shall be inserted after Clause 48 (Contractual Recognition of Bail-in):

49           ACKNOWLEDGEMENT REGARDING ANY SUPPORTED QFCS

To the extent that the Finance Documents provide support, through a guarantee or otherwise, for any Hedging Document or other derivative transaction or any other agreement or instrument that is a QFC (such support, “QFC Credit Support”, and each such QFC, a “Supported QFC”), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “U.S. Special Resolution Regimes”) in respect of such Supported QFC and QFC Credit Support:

(a)                                 In the event a Covered Entity that is party to a Supported QFC (each, a “Covered Party”) becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Finance Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Finance Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.

(b)                                 In this Clause 49:

“BHC Act Affiliate” of a party means an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U.S.C. § 1841(k)) of such party.

“Covered Entity” means any of the following:  (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“QFC” has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. § 5390(c)(8)(D).

SCHEDULE 3
LENDERS AND REVOLVING FACILITIES COMMITMENTS AT THE EFFECTIVE DATE

Name of Lender	Revolving Facility A Commitment (US$)	Revolving Facility B Commitment (Euro)

Banco BPM S.p.A.	—	62,440,672.75
Bank of America Merrill Lynch International Designated Activity Company	30,733,287.17	12,732,914.12
Barclays Bank plc	63,117,429.09	35,870,229.78
BNP Paribas, Italian Branch	63,117,429.09	35,870,229.78
Citibank, N.A.	63,117,429.09	10,646,764.98
Crédit Agricole Corporate and Investment Bank, New York Branch	63,117,429.09	—
Crédit Agricole Corporate and Investment Bank, Milan Branch	—	35,870,229.78
Credit Suisse AG, Milan Branch	63,117,429.09	35,870,229.78
Deutsche Bank Luxembourg S.A.	39,908,351.54	22,680,292.28
Fifth Third Bank	84,407,449.68	—
ING Bank N.V. — Milan Branch	63,117,429.09	35,870,229.78
Intesa Sanpaolo S.p.A., New York Branch	63,117,429.09	—
Intesa Sanpaolo S.p.A.	—	43,076,933.95
JPMorgan Chase Bank, N.A., London Branch	61,379,699.54	—
JPMorgan Chase Bank, N.A., Milan Branch	—	33,307,770.54
KeyBank National Association	34,176,216.70	—
Mediobanca International (Luxembourg) S.A.	33,839,751.37	61,955,117.29
NatWest Markets Plc	63,117,429.12	35,870,229.78
The Bank of Nova Scotia	63,117,429.09	—
Scotiabank (Ireland) Designated Activity Company	—	35,870,229.77
Société Générale S.A.	63,117,429.09	—
Société Générale, Milan Branch	—	35,870,229.77
UBI Banca S.p.a.	—	55,327,466.10
UniCredit Bank AG, New York Branch	63,117,429.09	—
UniCredit Bank AG, Milan Branch	—	35,870,229.77
Wells Fargo Bank, National Association	71,263,523.98	—

SCHEDULE 4
FORM OF CONFIRMATION LETTER

To:                  THE ROYAL BANK OF SCOTLAND, as Agent for the Finance Parties

[NATWEST MARKETS PLC, as Security Agent for the Finance Parties](1)

From:                                       [INSERT NAME OF GUARANTOR], as Guarantor[/Security Provider] (the “Guarantor[/Security Provider]”)

INTERNATIONAL GAME TECHNOLOGY PLC, as Obligor’s Agent

24 July 2019

International Game Technology PLC Senior Facilities Agreement
dated 4 November 2014, as amended from time to time (the “Original
Senior Facilities Agreement”) to be amended by an Amendment Agreement dated 24 July 2019 (the “Amendment Agreement”)

1.                                      We refer to the Original Senior Facilities Agreement. This is a Confirmation Letter (as defined in the Amendment Agreement) and is a Finance Document for the purposes of the Original Senior Facilities Agreement. Terms defined in the Original Senior Facilities Agreement have the same meaning in this Confirmation Letter unless given a different meaning in this Confirmation Letter.

2.                                      The Guarantor[/Security Provider] has reviewed and confirms its acceptance of the amendments contained in the Amendment Agreement and that the execution and delivery of this Confirmation Letter by it have been duly authorised by all necessary corporate or company action.

3.                                      The Guarantor[/Security Provider] confirms that its obligations under Clause 24 (Guarantee and indemnity) of the Original Senior Facilities Agreement shall:

(a)                                 remain in full force and effect notwithstanding the amendments contemplated by the Amendment Agreement; and

(b)                                 extend to any new obligations assumed by any Obligor under the Finance Documents (including, but not limited to, obligations under the Original Senior Facilities Agreement, as amended by the Amendment Agreement).

4.                                      [The Guarantor/Security Provider confirms that the Security created by it pursuant to each Security Document to which it is a party shall:

(a)                                 remain in full force and effect notwithstanding the amendments contemplated by the Amendment Agreement; and

(b)                                 continue to secure its obligations and extend to any new obligations assumed by an Obligor under the Finance Documents as amended (including, but not limited to, obligations under the Original Senior Facilities Agreement, as amended by the Amendment Agreement).](2)

(1)  To be inserted only where the confirmation letter includes the security confirmation.

(2)  To be included in case of a Security provider.

5.                                      This Confirmation Letter and any non-contractual obligations arising out of or in connection with it are governed by English law.

[THE NEXT PAGE IS THE SIGNATURE PAGE]

[INSERT NAME OF GUARANTOR],
as Guarantor[/Security Provider]

By
Print Name
Title

INTERNATIONAL GAME TECHNOLOGY PLC, as Obligor’s Agent

By
Print Name
Title

[Signature page to Confirmation Letter from [Insert Name of Guarantor]]

SIGNATURES

The Parent (as Obligor’s Agent):

INTERNATIONAL GAME TECHNOLOGY PLC

By	/s/ Claudio Demolli
Print Name	Claudio Demolli
Title	Treasurer

The Agent (on its own behalf and on behalf of each Finance Party):

THE ROYAL BANK OF SCOTLAND PLC

By	/s/ Stephen Swann
Print Name	Stephen Swann
Title	Assoc. Director